Mail Stop 7010

      November 3, 2005

Mr. Todd Slotkin
REV Holdings LLC
35 East 62nd Street
New York, New York 10021

      Re:	REV Holdings LLC
		Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 333-23451

Dear Mr. Slotkin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

								Sincerely,



								John Cash
								Accounting Branch Chief





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE